FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2014

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 31 July 2014	By / s / Jessica Petrie
(Authorised Signatory)

Quarterly Management Statement, 30 June 2014

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the six months ended 30 June 2014. Unless otherwise stated, references to Santander UK plc and other general statements refer to the business results of Santander UK plc compared to the same period in 2013. Balance sheet references are compared to the position at 31 December 2013, unless otherwise stated.

The results for periods prior to Q2’14 have been adjusted to reflect the adoption of IFRIC 21 and its impact on the timing of the recognition of the charge for the Financial Services Compensation Scheme (‘FSCS’). See Appendix 1.

Santander UK plc

Quarterly Management Statement for the six months ended 30 June 2014

31 July 2014

Contacts
James S Johnson	Head of Investor Relations	020 7756 5014
Bojana Flint	Deputy Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 6284
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK plc	1

Quarterly Management Statement, 30 June 2014

H1’14 profit before tax of £545m, up 18% versus H1’13

3 million 1|2|3 World customers, increasing 600,000 in H1’14

Commercial Banking lending up 10% since H1’13

“Our aim is to become the best bank in the UK, for our people, our customers, our shareholders and the communities in which we operate, ensuring that everything we do is Simple, Personal and Fair. Our performance, with results once again ahead of plan, reflects the strategic transformation we initiated in 2011.

Since the end of 2012 we have more than doubled the number of 1|2|3 World customers to 3 million. The resulting strong growth in loyal customers has driven net interest income growth, up 20% versus H1’13, and underpinned the continued growth in the banking net interest margin of 34 basis points to 1.80%. Since the introduction of guaranteed current account switching last year almost one-in-four of those customers who have moved banks have joined Santander UK 1. Satisfaction continues to improve for both our retail and corporate customers.

During H1’14 we helped 19,300 first-time buyers (£2.6bn gross lending) and 3,100 Help to Buy customers (£450m) purchase a home. In the period total gross mortgage lending was £12.8bn, with a resumption of positive net lending (£1.1bn) in the second quarter as planned. Our average loan to value on new mortgages was 65% with an average loan to income multiple of 3.1 times. We extended £3.9bn of new facilities to UK corporates and SMEs with loans outstanding of £23.1bn, up 10% since H1’13; we have grown this book continuously since 2008.

Our strong capital position continued to improve with a CET1 ratio of 11.8%, after declaring a dividend of £237m for the first half. We invested further in providing better products and customer service, with a strong emphasis on technology and digital capability.

We continue to support our customers against the backdrop of a UK economy that is showing an increasing positive momentum across all regions.”                                                                                                                           Ana Botín, Chief Executive Officer

Income statement highlights [2,3]	H1’14 £m	H1’13 [4] £m
Net interest income	1,673	1,391
Non-interest income	519	570
Operating expenses (excluding significant items)	(1,137)	(1,113)
Total operating provisions and charges (excluding significant items)	(304)	(387)
Profit before tax (excluding significant items)	751	461
Banking net interest margin (‘Banking NIM’)	1.80%	1.46%
Statutory profit before tax	545	461

Balance sheet highlights	30.06.14 £bn	31.12.13 £bn
Customer loans	188.4	187.1
- of which mortgages	148.7	148.1
- of which Commercial Banking	23.1	22.1
Customer deposits	150.7	146.4
Eligible liquid assets (BIPRU 12.7)	32.2	29.5
PRA end point T1 leverage ratio	3.6%	3.3%
CET 1 capital ratio	11.8%	11.6%

1.	Payments Council, Bacs for the industry data and internal management information as reported to Bacs. Full switchers under the guarantee scheme from 24 September 2013 to 30 June 2014.
2.	See Appendix 1 for notes and definitions and reconciliation of income statement highlights excluding significant items.
3.	A number of significant items impacted the financial results for H1’14; their aggregate impact was £(206)m pre tax and £(162)m post tax. See page 5 for details. See Appendix 1 for definition of ‘significant item’.
4.	The results for periods prior to 30 June 2014 have been adjusted to reflect the adoption of IFRIC 21 and its impact on the timing of the recognition of the charge for the Financial Services Compensation Scheme (‘FSCS’). See Appendix 1.

Santander UK plc	2

Quarterly Management Statement, 30 June 2014

Delivering on our commitments 1

1. Loyal and satisfied retail customers	2015 target	30.06.14	31.12.13
Loyal customers	4 million	3.0 million	2.7 million
1|2|3 World Customers	4 million	3.0 million	2.4 million
Customer satisfaction, Financial Research Survey (‘FRS’)	Top 3	58.4%	57.3%
(average of top 3 UK peers)		(60.4%)	(61.1%)

•	Our loyal customer base is growing, supported by the continued success of the 1|2|3 Current Account. Total deposits held by primary banking customers increased by 19% to £62.4bn in the period.

•	Santander UK maintained its position as the first choice for customers switching their current account provider, with a net gain of 12% of accounts transferred since the introduction of the guaranteed current account switching service in September 2013. [2]

•	FRS reported that customer satisfaction continued to improve in the last year, with the gap between Santander UK and the average of our top 3 peers reducing to 2.0pp (June 2013: 4.6pp).

2. ‘Bank of Choice’ for UK companies	2015 target	30.06.14	31.12.13
Commercial Banking percentage of total customer loans	20%	12%	12%
(Commercial Banking customer loans)		(£23.1bn)	(£22.1bn)

•	Commercial Banking customer loans increased by £1.0bn in the period and by £2.1bn over the last year, to £23.1bn, with growth in lending to large corporates and SMEs.

•	We will not compromise our prudent risk management and returns objectives to achieve our 2015 mix aspiration for the Commercial Banking business. Our 20% target will not be achieved by the end of 2015, but remains a medium term objective.

•	We are leveraging the roll out of new systems, products and functionalities for our customers. Corporate bank account openings were up 63% and customer deposits up 21% [3] compared to H1’13.

•	In March 2014, the Charterhouse UK Business Banking Survey [4] reported a marked improvement in overall satisfaction when compared with the same period last year. As of March 2014 there is now no measurable difference between Santander UK and our top three peers.

3. Consistent profitability and strong balance sheet	2015 target	30.06.14	31.12.13
Return on tangible equity (‘RoTE’)	13% -15%	11.7%[5]	8.6%[6]
Cost-to-income ratio	< 50%	52%[7]	54%
CET 1 capital ratio	> 10.5%	11.8%	11.6%
Loan-to-deposit ratio	< 125%	124%	126%
NPL ratio	ratio maintained	1.96%	2.04%
Dividend payout ratio	50%	50%	50%

•	RoTE in H1’14 improved to 11.7% [5]. Statutory RoTE was 10.0% [5].

•	Net interest income in H1’14, of £1,673m, was up 20% compared with H1’13. We expect the H1’14 Banking NIM of 1.80% to be broadly stable for the year, with declining mortgage margins being offset by improving retail deposit margins.

•	Costs remained tightly controlled, absorbing ongoing investment, with 10pp positive jaws between recurring income and expenses growth rates (excluding significant items).

•	Capital strengthened, after declaring a H1’14 dividend of £237m. The loan-to-deposit ratio improved 2pp to 124%, with increased current account balances. We expect to further reduce this ratio over time.

•	The NPL ratio of 1.96% continued to improve, with retail and corporate loans performing in line with our expectations.

1.	See Appendix 1 for notes and definitions.
2.	TNS Current Account Switching Index, published 31 July 2014. See Appendix 1.
3.	Deposits adjusted for a £2.1bn transfer of larger corporate customers to Corporate Centre in Q4’13.
4.	The Charterhouse UK Business Banking Survey, published May 2014. See Appendix 1.
5.	H1’14 RoTE of 11.7% is annualised and adjusted to include the effect of the Bank Levy and to exclude significant items. See Appendix 1 for definition of RoTE.
6.	Adjusted to reflect the retrospective adoption of IFRIC 21. See Appendix 1.
7.	Adjusted H1’14 cost-to-income ratio of 52% excludes significant items (56% including significant items).

Santander UK plc	3

Quarterly Management Statement, 30 June 2014

Summary income statement [1]	H1’14 £m	H2’13 [2] £m	Change %	H1’13 [2] £m	Change %
Net interest income	1,673	1,572	6	1,391	20
Non-interest income	519	496	5	570	(9)

Total operating income	2,192	2,068	6	1,961	12

Administrative expenses	(876)	(955)	(8)	(992)	(12)
- of which significant items [3]	120	—	n.m.	—	n.m.
Depreciation, amortisation and impairment	(347)	(127)	173	(121)	187
- of which significant items [3]	(206)	—	n.m.	—	n.m.
Operating expenses	(1,223)	(1,082)	13	(1,113)	10

Impairment losses on loans and advances	(172)	(240)	(28)	(235)	(27)
Provisions for other liabilities and charges [4]	(252)	(98)	157	(152)	66
- of which significant items [3]	(120)	—	n.m.	—	n.m.
Total operating provisions and charges	(424)	(338)	25	(387)	10

Profit before tax from continuing operations	545	648	(16)	461	18
- of which significant items [3]	(206)	—	n.m.	—	n.m.
Taxation charge on continuing operations	(107)	(121)	(12)	(90)	19

Profit after tax from continuing operations	438	527	(17)	371	18
- of which significant items [3]	(162)	—	n.m.	—	n.m.
Discontinued operations	—	4	n.m.	(12)	n.m.

Profit after tax for the period	438	531	(18)	359	22

H1’14 compared to H1’13 (excluding significant items)

Operating income

•	Net interest income was 20% higher. This was largely due to the lower cost of retail liabilities, following the maturity of several tranches of higher cost eSaver products in H2’13, the reduced cost of new ISA deposits originated in H1’14 as well as increased lending in Commercial Banking. Reduced mortgage stock margins partly offset these effects.

•	Non-interest income was 9% lower, reflecting a significantly reduced credit arising from the debit valuation adjustments on derivatives written by Santander UK. The decrease was also driven by lower banking fees in Retail Banking.

Operating expenses

•	Costs remained tightly controlled, with our focus on managing business as usual expenses to accommodate investment. We continued to invest in the growth of the businesses serving SME and corporate customers, as well as branch network and digital systems in Retail Banking. These programmes support the business transformation and will continue to improve the customer experience across all our distribution channels.

Operating provisions and charges

•	Impairment losses on loans and advances were 27% lower. Credit quality in the Retail Banking and Commercial Banking loan books continued to be good, supported by the improving economic environment.

•	Provisions for other liabilities and charges decreased, with H1’14 benefitting from a reduced provision for restructuring.

Taxation charge

•	The taxation charge was up 19% largely due to higher profits offset, in part, by the continued reduction in the main corporation tax rate. Our effective tax rate was stable at 20% (H1’13: 20%).

1.	See Appendix 1 for notes and definitions.
2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.
3.	A number of significant items impacted the financial results for H1’14. See page 5 for details.
4.	In accordance with IFRS, regulatory costs relating to the FSCS of £100m were recognised in H1’14 (restated H1’13: £88m). Costs relating to the Bank Levy are recognised in the second half (H2’13: £59m).

Santander UK plc	4

Quarterly Management Statement, 30 June 2014

H1’14 significant items

The financial results for H1’14 included a number of pre tax significant items incurred in Q2’14 and included in the Corporate Centre. These were as follows:

Pension gain	218
Investment costs	(98)

Included in administrative expenses	120

Software write-offs	(206)

Included in depreciation, amortisation and impairment	(206)

Property provisions	(50)
Conduct remediation provisions	(70)

Included in provisions for other liabilities and charges	(120)

•	As a result of defined benefit pension scheme changes that limit future entitlements and provide for the longer term sustainability of our staff pension arrangements, a net gain of £218m arose in administrative expenses.

•	Following the implementation of our new digital platform and the completion of our product simplification programme, we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised and are therefore charged in administrative expenses. The software write-offs will reduce our future depreciation charge.

•	Provisions for other liabilities and charges were impacted by £120m. These included a £50m provision relating to the costs for our ongoing branch de-duplication programme. There was also £70m, including related costs, as provisions for conduct remediation. Of this, £65m related to payment protection insurance (‘PPI’), following a review of recent claims activity, which indicates that claims are now expected to continue for longer than originally anticipated. There was a net £5m charge related to other retail products.

Full Year 2014 outlook

•	We expect the Banking NIM of 1.80% in H1’14 to remain broadly unchanged for the year in a stable base rate environment. Positive net interest income momentum is expected to continue, with growth in mortgage lending of c. 1%, broadly in line with the market, and sustained growth in Commercial Banking.

•	SVR mortgage loan balances fell £4.2bn in H1’14 to £48.1bn, though we have been successful in the targeted retention of customers on new offers. We expect a broadly similar impact in H2’14.

•	Since end June 2014, the trends evident in the operating results (excluding significant items) have not changed significantly. In accordance with IFRS the Bank Levy costs will be recognised at the 2014 year end (2013: £59m).

•	The increased positive momentum of the UK economy will be supportive of our business in 2014. Competition, and increased customer activity, will have some impact on our performance.

•	By the end of 2014 we anticipate greater clarity in respect of capital levels, leverage and the detailed rules necessary to meet the requirements of the Financial Services (Banking Reform) Act 2013 that will enable us to plan better the required structure of the business.

Santander UK plc	5

Quarterly Management Statement, 30 June 2014

Summary quarterly trends [1]	Q2’14 £m	Q1’14 £m	Q4’13 [2] £m	Q3’13 £m	Q2’13 [2] £m
Net interest income	848	825	812	760	699
Non-interest income	250	269	259	237	291

Total operating income	1,098	1,094	1,071	997	990

Administrative expenses	(379)	(497)	(477)	(478)	(499)
- of which significant items [3]	120	—	—	—	—
Depreciation, amortisation and impairment	(274)	(73)	(68)	(59)	(61)
- of which significant items [3]	(206)	—	—	—	—
Operating expenses	(653)	(570)	(545)	(537)	(560)

Impairment losses on loans and advances	(75)	(97)	(115)	(125)	(105)
Provisions for other liabilities and charges	(241)	(11)	(105)	7	(146)
- of which significant items [3]	(120)	—	—	—	—
- of which FSCS and Bank Levy charges [4]	(100)	—	(59)	—	(88)
Total operating provisions and charges	(316)	(108)	(220)	(118)	(251)

Profit before tax from continuing operations	129	416	306	342	179
Taxation charge on continuing operations	(26)	(81)	(56)	(65)	(33)

Profit after tax from continuing operations	103	335	250	277	146

Discontinued operations	—	—	4	—	(12)

Profit after tax for the period	103	335	254	277	134

Reconciliation of profit before tax excluding significant items and adjusting for FSCS and the Bank Levy over the year

A number of significant items impacted the results in Q2’14. These are outlined on page 5. The table below reconciles profit before tax set out above and the profit before tax excluding significant items as set out on page 2.

The quarterly trends are also impacted by FSCS charges and Bank Levies. Although these represent annual charges, they are required under IFRS to be charged on 1 April and 31 December of each year respectively. Therefore, in order to show the underlying trends, the profit excluding significant items has been further adjusted to spread these costs equally over the quarters.

	Q2’14 £m	Q1’14 £m	Q4’13 [2] £m	Q3’13 £m	Q2’13 [2] £m
Profit before tax from continuing operations	129	416	306	342	179
- significant items [3]	206	—	—	—	—
Profit before tax excluding significant items	335	416	306	342	179
Adjusting for FSCS/Bank Levy over the year [5]	60	(40)	23	(37)	51
Profit before tax after quarterly pro-rating of FSCS and Bank Levy charges	395	376	329	305	230

1.	See Appendix 1 for notes and definitions.
2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1. Under IFRIC 21 the FSCS is now charged in Q2, while the Bank Levy is charged in Q4.
3.	A number of significant items impacted the financial results for Q2’14. See page 5 for details.
4.	In accordance with IFRS including the adoption of IFRIC 21 the FSCS and Bank Levy are charged on 1 April and 31 December of each year respectively.
5.	FSCS £100m (2013: £88m); Bank Levy assumed to be at the same level as in 2013 (2013: £59m).

	Q2’14 £m	Q1’14 £m	Q4’13 [2] £m	Q3’13 £m	Q2’13 [2] £m
FSCS/Bank Levy as charged in the statutory accounts [4,5]	100	—	59	—	88
FSCS/Bank Levy if pro-rated quarterly	(40)	(40)	(37)	(37)	(37)
Adjusting for FSCS/Bank Levy over the year [5]	60	(40)	23	(37)	51

Santander UK plc	6

Quarterly Management Statement, 30 June 2014

Summary balance sheet [1]	30.06.14 £bn	31.12.13 [2] £bn	30.06.13 [2] £bn
Assets
Retail Banking	156.6	155.6	159.6
Commercial Banking	23.1	22.1	21.0
Corporate Centre	8.7	9.4	10.4

Customer assets	188.4	187.1	191.0
Other assets	81.8	83.2	106.9

Total assets	270.2	270.3	297.9

Liabilities
Retail Banking	126.9	123.2	126.7
Commercial Banking	14.6	12.6	13.8
Corporate Centre	9.2	10.6	10.0

Customer deposits	150.7	146.4	150.5
Medium term funding (‘MTF’)	57.0	57.7	61.1
Other liabilities and equity	62.4	66.2	86.3

Total liabilities and equity	270.2	270.3	297.9

Summary capital, leverage, liquidity and funding [1]	30.06.14 £bn	31.12.13 £bn	30.06.13 [3] £bn
Capital and leverage – CRD IV
CET 1 Capital	9.4	9.0	9.0
Total Capital	14.3	13.3	12.9
Risk Weighted Assets (‘RWAs’)	79.9	77.7	78.7
CET 1 Capital ratio	11.8%	11.6%	11.4%
PRA end point T1 leverage ratio	3.6%	3.3%	3.2%
Liquidity
Eligible liquid assets	32.2	29.5	35.0
Liquidity coverage ratio (‘LCR’) eligible liquid assets	36.9	32.8	n.a.
Total liquid assets	72.2	73.0	78.4
LCR	107%	103%	n.a.
Funding
Total wholesale funding	67.4	65.7	70.4
- of which with a residual maturity of less than 1 year	25.3	21.2	21.1
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	127%	139%	166%

1.	See Appendix 1 for notes and definitions.
2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.
3.	30 June 2013 capital figures and ratios have been restated to comply with the transitional requirements of CRD IV implemented in the UK for the presentation to be on a consistent basis. The leverage ratio at 30 June 2013 reflects that previously disclosed and has not been restated.

Santander UK plc	7

Quarterly Management Statement, 30 June 2014

Balance sheet analysis

Balances

•	Customer assets of £188.4bn increased by £1.3bn in the first half of the year. Mortgage lending balances increased £1.1bn in Q2’14, but £0.6bn overall in H1’14. We remain focused on increasing new mortgage lending in line with the market. Non-core corporate and legacy portfolios reduced, partially offset by increased Commercial Banking loans. SVR mortgage loan balances fell £4.2bn in H1’14 to £48.1bn.

•	Other assets consist largely of liquid assets and trading assets including derivatives. The reduction reflects a decrease in repo activity partially offset by higher liquid asset holdings.

•	Customer deposits increased £4.3bn to £150.7bn, as we focused on retaining and originating accounts held by more loyal Retail Banking customers. Current account balances increased £7.2bn in H1’14, partially offset by lower savings deposit balances as we focused on reducing more price sensitive short term retail deposits.

•	The loan-to-deposit ratio of 124% was 2pp lower than at 31 December 2013, reflecting strong growth in customer deposits, particularly current account balances.

•	The customer funding gap improved by £3.0bn to £37.7bn (31 December 2013: £40.7bn).

Capital and leverage

•	The CET 1 capital ratio improved to 11.8% (December 2013: 11.6%), with the PRA end point T1 leverage ratio at 3.6%.

•	RWAs were up £2.2bn, to £79.9bn, in line with the growth of retail and corporate lending.

•	As planned, we issued a £500m Additional Tier 1 (‘AT1’) security, on 24 June 2014 [1]. This was the first issuance by Santander UK Group Holdings Limited which became the holding company of Santander UK plc on 10 January 2014. The AT1 issuance was 100% subscribed by Banco Santander, S.A. In turn Santander UK issued AT1 to Santander UK Group Holdings Limited on similar terms.

•	Retained profits, and further AT1 issuance if required, are expected to result in a continued improvement in our leverage ratio.

Funding and liquidity

•	Eligible liquid assets increased £2.7bn to £32.2bn. At the end of June 2014 the LCR was 107%.

•	Wholesale funding with a residual maturity of less than one year increased £4.1bn, to £25.3bn, due to the phasing of secured funding maturities. Eligible liquid assets significantly exceeded wholesale funding of less than one year, with a coverage ratio of 127%.

•	MTF issuance of c. £6.7bn (Sterling equivalent) in H1’14 included £3.4bn of senior unsecured issuance. Overall the cost of wholesale funding continued to fall due to the replacement of expensive MTF maturities with lower cost new issuance in the now more stable capital markets environment. In Q2’14 we also drew down a further £500m of Treasury Bills under the Bank of England and Her Majesty’s Treasury ‘Funding for Lending’ scheme.

Conduct remediation

•	PPI provision balances, including related costs, amounted to £169m (December 2013: £165m), including the additional provisions of £65m taken in H1’14. The high proportion of invalid complaints has continued. Monthly redress costs decreased to an average of £10m per month in H1’14, compared to a monthly average of £18m in 2013 and £25m in 2012.

•	In Q2’14 a £70m provision for conduct remediation, including related costs was made. This included £65m relating to PPI, referenced above, and a net £5m in respect of other retail products.

•	At the end of June 2014, £150m of non-PPI related conduct provisions was held for possible remediation and enforcement actions in relation to retail products, interest rate hedging and Card Protection Plan (‘CPP’).

1.	See Appendix 1 for key terms

Santander UK plc	8

Quarterly Management Statement, 30 June 2014

Credit quality 1

Mortgages	30.06.14	31.12.13	30.06.13
Mortgage non-performing loans	£2,657m	£2,788m	£2,849m
Mortgage loans and advances to customers	£148.7bn	£148.1bn	£152.3bn
Mortgage impairment loan loss allowances	£586m	£593m	£579m
Mortgage NPL ratio	1.79%	1.88%	1.87%
Mortgage NPL coverage	22%	21%	20%

•	Mortgage non-performing loans fell 5% to £2,657m. The good credit quality of the portfolio was supported by the improving economic environment for UK households, with low interest rates, rising house prices and falling unemployment. We remain aware that these trends may not continue and we take account of this in setting our provisions.

•	The NPL ratio decreased to 1.79%, with the fall in non-performing loans. The NPL ratio is expected to remain broadly stable in 2014.

Segmental credit quality analysis	30.06.14	31.12.13	30.06.13
	%	%	%
Retail Banking NPL ratio	1.77	1.89	1.88
Retail Banking NPL coverage	32	31	31
Commercial Banking NPL ratio	3.15	3.02	3.58
Commercial Banking NPL coverage	49	53	54
Corporate Centre NPL ratio	2.10	2.36	3.75
Corporate Centre NPL coverage [2]	132	125	101
Santander UK NPL ratio	1.96	2.04	2.17
Santander UK NPL coverage	41	41	42

•	The Retail Banking NPL ratio fell to 1.77%, with an improvement across both the secured and unsecured lending portfolios. There was a particular improvement in unsecured personal loans and 1|2|3 Credit Cards which benefitted from the better risk profile of 1|2|3 World customers.

•	The Commercial Banking NPL ratio increased to 3.15%, largely due to a single long-standing loan of £89m which moved to non-performance. A successful restructuring of this loan is anticipated and a conservative provision is held against it. Credit quality remains strong as we continued to adhere to our prudent lending criteria and as we further deliver on our business plan to grow Commercial Banking lending.

•	The Corporate Centre NPL ratio decreased to 2.10%, reflecting the ongoing sale and run-off of the non-core corporate and legacy portfolio which continue with no significant impact on the income statement. Social housing comprised 80% of customer assets in the Corporate Centre, and this portfolio is fully performing.

1.	See Appendix 1 for notes and definitions.
2.	Impairment loan loss allowance as a percentage of non-performing loans. The impairment loan loss allowance includes provisions against both non-performing loans and other loans where a provision is required. As a result the ratio can exceed 100%.

Santander UK plc	9

Quarterly Management Statement, 30 June 2014

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with a turnover of less than £250,000 per annum), through a network of branches and ATMs, as well as through telephony, e-commerce and intermediary channels.

Summary income statement	H1’14 £m	H2’13 £m	Change %	H1’13 £m	Change %
Net interest income	1,685	1,640	3	1,382	22
Non-interest income	306	323	(5)	328	(7)

Operating income	1,991	1,963	1	1,710	16
Operating expenses	(831)	(849)	(2)	(867)	(4)
Operating provisions and charges	(107)	(169)	(37)	(184)	(42)

Profit before tax	1,053	945	11	659	60

Income statement analysis (H1’14 compared to H1’13)

•	Net interest income increased 22%, largely due to the lower cost of retail liabilities following the maturity of several tranches of higher cost eSaver products in H2’13 and the reduced cost of new ISA deposits originated in H1’14. Reduced mortgage stock margins partly offset these effects.

•	Non-interest income was 7% lower, reflecting reduced banking fees.

•	Operating expenses decreased 4%, following the consolidation of multi-branch locations. Cost management allowed us to invest in business growth, including branch network systems and digital channels.

•	Operating provisions and charges were 42% lower, largely driven by lower mortgage impairment, and with an annualised loan loss rate of 0.14%.

Balances	30.06.14 £bn	31.12.13 £bn	30.06.13 £bn
Customer loans	156.6	155.6	159.6
- of which mortgages	148.7	148.1	152.3
- of which unsecured consumer and vehicle finance	7.9	7.5	7.3
RWAs	37.3	36.3	37.1	[1]
Customer deposits	126.9	123.2	126.7
- of which current accounts	35.1	27.9	21.3

•	Mortgage lending balances increased £1.1bn in Q2’14, in a marked reversal of prior quarterly trends and in line with our expectations. Increased gross mortgage lending is resulting in modest growth of the mortgage book, with growth expected to be in line with the market outlook for 2014.

•	SVR mortgage loan balances fell £4.2bn in H1’14 to £48.1bn. We have been successful in the targeted retention of customers into new Santander UK mortgages.

•	Unsecured consumer and vehicle finance balances, which include bank overdrafts, unsecured personal loans, credit cards and consumer finance, increased £0.4bn in H1’14, largely in line with our 1|2|3 World loyalty strategy.

•	RWAs increased following a rise in mortgage loan approvals and an increase in unsecured lending.

•	Customer deposits increased by £3.7bn in H1’14 as current account balances continued to grow. These were only partially offset by a managed reduction in other deposits without a broader customer relationship.

•	The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £13.8bn in current account balances over the last 12 months.

1.	H1’13 has been restated to comply with the requirements of CRD IV to enable the presentation on a consistent basis.

Santander UK plc	10

Quarterly Management Statement, 3’0 June 2014

Retail Banking (continued)

Business volumes	H1’14	H2’13		H1’13
Mortgage gross lending	£12.8bn	£10.5bn		£7.9bn
UPL gross lending	£823m	£552m		£518m
Customer deposit flows	£3.7bn	£(3.5	)bn	£(0.5	)bn
1|2|3 World customers	3.0 million	2.4 million		1.9 million

•	Mortgage gross lending increased 23% to £12.8bn in H1’14 and applications were up 50% on prior year. We maintained our prudent lending criteria, with an average loan to value of 65% on new lending and 49% for the book as a whole.

•	1|2|3 World has 3 million current account and credit card customers, more than 1 million higher than a year ago, and with a growing transactional primary customer base.

Business development

•	1|2|3 World continued to expand, with almost 40% of customers holding both the 1|2|3 Current Account and 1|2|3 Credit Card.

•	1|2|3 World provides a qualitative improvement of customer relationships underpinning our retail interest margins. At end H1’14, 49% of retail deposit balances were primary banking and savings account relationships, with balances rising 8% in the period.

•	In H1’14, 132,900 customers moved their current account to Santander UK from other providers (c. 200,000 from the launch of the guaranteed current account switching service in September 2013). Santander UK maintained its position as the first choice for customers switching their current account provider, with a net gain of 12% of accounts transferred, based on independent research carried out between September 2013 and July 2014. [1]

•	We are developing more targeted products and services for our key customer segments, including our new segment for more affluent customers, Select, to which we have now introduced 540,000 customers. We have also launched a 1|2|3 Mini, a new current account for children, and a 1|2|3 Student account.

•	By the end of 2014 our programme of refurbishment will have covered some 40% of our branches, whilst we have invested more in technology and digital. We have made a number of improvements for our online banking customers, including a new public website which we unveiled in June 2014, and are further developing our mobile capability.

1.	TNS Current Account Switching Index, published 18 July 2014. See Appendix 1.

Santander UK plc	11

Quarterly Management Statement, 30 June 2014

Commercial Banking and Markets

As the results and balances of the Markets segment are not individually significant these amounts have been included with Commercial Banking for the purpose of this statement.

Commercial Banking offers a wide range of products and financial services to customers through a network of regional corporate business centres and through telephony and e-commerce channels. The management of our customers is organised according to the annual turnover of their business enabling us to offer a differentiated service to SMEs, mid and large corporate customers.

Markets offers risk management and other services to financial institutions, as well as to other Santander UK divisions. Its main business areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Summary income statement	H1’14 £m	H2’13 £m	Change %	H1’13 £m	Change %
Net interest income	265	219	21	198	34
Non-interest income	188	219	(14)	177	6

Operating income	453	438	3	375	21
Operating expenses	(251)	(213)	18	(205)	22
Operating provisions and charges	(56)	(67)	(16)	(51)	10

Profit before tax	146	158	(8)	119	23

Income statement analysis (H1’14 compared to H1’13)

•	Net interest income increased 34%, as a result of continued growth in customer loans and improved new business margins in the SME segments, with margins on deposits also improving throughout the year.

•	Non-interest income was up 6%. This was due to the refocusing of the Equity Derivatives and Securities Financing businesses last year and with non-interest income recovering to more normalised levels, as well as increased client short-term market activity. This was partially offset by reduced income from Commercial Banking, as a result of lower demand for interest rate risk management products.

•	Operating expenses increased 22%, mainly reflecting continued investment in the growth of the businesses serving SME and corporate customers and as we open new financial centres across the UK. We also invested in the development of interest rate and fixed income product capabilities.

•	Operating provisions and charges increased 10%, with an annualised loan loss rate in Commercial Banking of 0.50%. Quality in the Commercial Banking loan book continued to be good, supported by the improving economic environment.

•	Profit before tax of the Markets business for the period was £1m (H1’13: £(10)m).

Balances	30.06.14 £bn		31.12.13 £bn		30.06.13 £bn
Customer loans	23.1		22.1		21.0
- of which SMEs	11.9	[1]	11.7		10.9
- of which mid and large corporate customers	11.2		10.4		10.1
RWAs	35.1		33.5		31.8	[3]
- of which Commercial Banking	28.4		26.8		25.4
Customer deposits	14.6		12.6	[2]	13.8

•	Customer loans in Commercial Banking increased 10% over the year, maintaining growth momentum. Corporate lending continues to be subject to prudent risk management criteria.

•	RWAs increased 10% over the year, largely reflecting higher customer loans in Commercial Banking.

•	We continued to attract deposit balances where we have a strong customer relationship and to build on our new enhanced corporate cash management and liability capabilities.

1.	Following a periodic review in Q1’14, a number of Commercial Banking customers were transferred from the SME segment to our large corporate segment as the annual turnover of their businesses had increased; prior periods have not been restated. The balance associated with these loans was £327m; excluding this transfer SME lending growth would have been 12% over the last 12 months.
2	A number of larger corporate customers whose liability relationship is managed centrally were transferred to the Corporate Centre during Q4’13. The deposits transferred totalled £2.1bn. Prior periods have not been restated
3.	H1’13 has been restated to comply with the requirements of CRD IV to enable the presentation on a consistent basis.

Santander UK plc	12

Quarterly Management Statement, 30 June 2014

Business development

•	We further developed our range of ancillary services and our capacity to service SMEs, supported by an increase in the number of relationship managers in our growing network of 52 regional Corporate Business Centres.

•	We increased the number of client facing staff servicing our large corporate customers, enabling better sector and product coverage.

•	We are investing further in our Commercial Banking business by building on the expertise and presence of the wider Banco Santander group. In the first half of 2014, we launched a new corporate internet banking capability (‘Connect’), a new trade portal, the Santander Passport and a range of other international financial services.

•	Our pioneering Breakthrough programme, aimed at helping the UK’s fast growth companies, has now supported 25 SMEs with £23m of Growth Capital and £35m of other growth-related finance and has created 1,082 new jobs. The programme has also held 10 Round Table events for more than 120 companies, provided 13 MasterClasses involving 153 fast-growth SMEs with companies including Google, LoveFilm and McLaren, and taken 67 SME businesses on trade missions to major new international markets such as Brazil, Mexico and the USA.

•	To support our focus on digital innovation we also announced a new US$100m Santander Fintech Fund, based in London, to invest in financial technology start-ups in the UK and elsewhere.

•	Markets will also continue to focus on institutional client sales and market making activities, and providing best execution for Commercial Banking clients.

Santander UK plc	13

Quarterly Management Statement, 30 June 2014

Corporate Centre

Corporate Centre includes asset and liability management for the bank conducted by Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, social housing loans and structured credit assets, all of which are being run-down and/or managed for value.

Summary income statement	H1’14 £m	H2’13 [1] £m	Change %	H1’13 [1] £m	Change %
Net interest expense	(277)	(287)	(3)	(189)	47
Non-interest income	25	(46)	n.m.	65	(62)

Operating income	(252)	(333)	(24)	(124)	103
Operating expenses	(141)	(20)	605	(41)	244
- of which significant items [2]	(86)	—	n.m.	—	n.m.
Operating provisions and charges	(261)	(102)	156	(152)	72
- of which significant items [2]	(120)	—	n.m.	—	n.m.

Loss before tax	(654)	(455)	44	(317)	106

Income statement analysis (H1’14 compared to H1’13)

•	Net interest expense was higher, as the returns on our structural hedging strategy were lower than in H1’13 following the maturity of historic contracts.

•	Non-interest income was lower, reflecting a significantly reduced credit arising from the debit valuation adjustments on derivatives written by Santander UK.

•	Operating expenses (excluding significant items) increased to £55m, due to additional project costs borne centrally.

•	Operating provisions and charges (excluding significant items) decreased to £141m, a consequence of a modest level of provisions raised on the non-core portfolio.

Balances and ratios	30.06.14 £bn	31.12.13 £bn	30.06.13 £bn
Customer loans	8.7	9.4	10.4
RWAs	7.5	7.9	9.8	[3]
Customer deposits	9.2	10.6	10.0

•	Customer loans decreased 16% in the last year due to the run-down of the non-core corporate and legacy portfolios as we successfully implemented our ongoing exit strategy from individual loans and leases.

•	RWAs decreased 5%, largely reflecting the reduction in customer loans.

•	Customer deposits fell 13% in H1’14 as part of a plan for the management of our less relationship driven deposit base.

Non-core corporate and legacy portfolios	30.06.14 £bn	31.12.13 £bn	30.06.13 £bn
Social housing	7.0	7.1	7.4
Commercial mortgages	1.0	1.2	1.3
Shipping	0.3	0.4	0.5
Aviation	0.2	0.4	0.5
Other	0.2	0.3	0.7

Customer loans	8.7	9.4	10.4

•	Disposal of assets continued across the portfolios with no significant impact on the income statement. The social housing loan portfolio was relatively stable, reflecting its long term, low risk nature.

1	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.
2.	A number of significant items impacted the financial results for H1’14. See page 5 for details.
3.	H1’13 has been restated to comply with the requirements of CRD IV to enable the presentation on a consistent basis.

Santander UK plc	14

Quarterly Management Statement, 30 June 2014

Appendix 1 – notes

•	Reconciliation of income statement lines excluding significant items

For details of significant items see page 5.

H1’14 £m
Operating expenses (excluding significant items)	(1,137)
Significant items included in administrative expenses	120
Significant items included in depreciation, amortisation and impairment	(206)

Operating expenses	(1,223)

Total operating provisions and charges (excluding significant items)	(304)
Significant items included in provisions for other liabilities and charges	(120)

Total operating provisions and charges	(424)

Profit before tax (excluding significant items)	751
Significant items	(206)

Profit before tax	545

•	IFRIC 21 adoption

In May 2013, the IFRS Interpretations Committee issued IFRIC Interpretation 21 (‘IFRIC 21’) which provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective in the EU for annual periods beginning on or after 17 June 2014, however, earlier application is permitted and Santander UK has elected to do so. This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period. The adoption of IFRIC 21 changed the accounting for the Financial Services Compensation Scheme (‘FSCS’), but did not affect the accounting for any other government imposed levy paid by Santander UK.

•	Customer satisfaction

The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 12 months ending 30 June 2014, 12 months ending 31 December 2013 and 12 months ending 30 June 2013. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds Bank (including Lloyds TSB) and NatWest. Previously this data was reported on a rolling three month basis.

•	The Charterhouse UK business banking survey is an on-going telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. Data based on 5,617 interviews in year ending Q1’14 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction based on a five point scale (% Excellent/Very Good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds and NatWest. The research was published May 2014.

•	Independent consumer research – customer satisfaction

In February 2014, MoneySavingExpert.com published the results of their twice yearly poll of bank customers. Santander UK was ranked in fifth place overall while the Santander UK 1|2|3 Current Account was ranked second with 96% of 1|2|3 customers rating it ‘great’ and ‘ok’.

•	Independent consumer research – current account switching

The July 2014 edition of the TNS Current Account Switching Index demonstrated that Santander UK remained the first choice for customers switching their current account provider, with a net gain of 20% of accounts transferred. The index was based on interviews held between 18 June and 18 July 2014. The sample was 10,124 current account holders with 322 identified as having switched their current account in the preceding 12 months. These results were our strongest results so far of the TNS Current Account Switching Index. The results also show that Santander UK attracted a net gain of 12% of accounts transferred based on research carried out between September 2013 and July 2014.

Santander UK plc	15

Quarterly Management Statement, 30 June 2014

•	Delivering on our commitments: KPIs and targets

All Key Performance Indicators (‘KPIs’) are presented at 30 June 2014 and 31 December 2013. KPIs are based on spot balances calculated at these dates with the exception of the cost-to-income ratio, RoTE and customer satisfaction which are based on performance in the relevant quarter or year. The cost-to-income ratio and RoTE are calculated for the half year ended 30 June 2014 and the year ended 31 December 2013. Customer satisfaction is based on a rolling 12 month average calculated for the year ended 30 June 2014 and year ended 31 December 2013.

•	Commercial Banking customer segmentation

The management of Commercial Banking is organised according to the annual turnover of our customers. SMEs have an annual turnover between £250,000 and £50m, mid corporates between £50m and £500m and large corporates over £500m.

The large corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to multinational corporate customers.

•	Discontinued operations

The sale of c. £1bn of customer loans to SAV Credit Limited (now ‘Newday Cards Ltd’) was completed in May 2013.

•	Santander UK Group Holdings Limited AT1 issuance, June 2014 – key terms

•	Notional - £500m;

•	Coupon - 6.625%;

•	Maturity - Perpetual, callable at the issuer’s option on year 5, and every distribution date thereafter;

•	Loss absorption event - A loss absorption event shall occur if the fully loaded CET1 ratio of the Issuer Group falls below 7% (measured quarterly or as required by the PRA).

For full terms see www.santander.co.uk/uk/about-santander-uk/investor-relations/capital-issuances.

Santander UK plc	16

Quarterly Management Statement, 30 June 2014

Appendix 1 – definitions

•	‘Banking NIM’ is calculated as annualised net interest income divided by average customer assets.

•	‘CET1 capital’ is the CRD IV end point Common Equity Tier 1 capital and is calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13, and effectively reflects the CRD IV end point position. ‘CET1 ratio’ is calculated as CET1 capital divided by RWAs.

•	‘Customer deposits and MTF to customer assets’ is calculated as the sum of deposits by customers (excluding repos) and MTF divided by loans and advances to customers (excluding reverse repos).

•	‘Dividend payout ratio’ is calculated as dividend paid and declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on preference shares and adjusted for the prior year restatement relating to FSCS). The payment of each dividend is subject to regulatory approval.

•	‘Eligible liquid assets’ consist of those assets which meet the PRA requirements for liquid asset portfolio in accordance with BIPRU 12.7.

•	‘Help to Buy’ includes all lending over 90%LTV.

•	‘LCR’ is liquidity coverage ratio. The LCR is designed to ensure that banks maintain adequate levels of high quality assets against net cash outflows over a 30 day significant stress period.

•	‘LCR eligible liquid assets’ is assets eligible for inclusion in the LCR as high quality liquid assets.

•	‘Liquid assets coverage of wholesale funding of less than one year’ is calculated as eligible liquid assets divided by wholesale funding of less than one year.

•	‘Loan loss rate’ is impairment charge on loans and advances divided by average loans and advances.

•	‘Loan-to-deposit ratio’ is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

•	‘Loan-to-income multiple’ is an average earnings multiple of new business at inception.

•	‘Loyal customers’ are primary banking current account customers who hold an additional product. Primary banking current account customers have a minimum credit turnover of at least £500 per month and at least two direct debits set up on the account.

•	‘Mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	‘MTF’ is medium term funding at a sterling equivalent value. MTF consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance), structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance. MTF excludes any unencumbered collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘n.m.’ signifies percentage change is not meaningful.

•	‘NPL coverage’ is calculated as impairment loss allowances divided by non-performing loans and advances.

•	‘NPL ratio’ is calculated as non-performing loans as a percentage of loans and advances to customers.

•	‘PRA end point T1 leverage ratio’ is the CRD IV end point Tier 1 capital divided by exposures as defined by the Basel Committee ‘Leverage Ratio framework and disclosure requirements’ document, published January 2014.

•	‘Residential mortgages’ includes residential retail mortgages, which are part of Retail Banking, and social housing loans which are in Commercial Banking and in Corporate Centre.

•	‘RoTE’ is calculated as profit attributable to ordinary shareholders divided by average shareholders’ equity, less non-controlling interests, preference shares, and intangible assets (including goodwill).

•	‘Santander UK’ refers to Santander UK plc and its subsidiaries.

•	‘Significant item’ is an item which is separately highlighted on either a qualitative or quantitative basis in order to assist in understanding the operating performance for the period.

•	‘SME’ is small and medium enterprises with a turnover of between £250,000 and £50m per annum.

•	‘Total liquid assets’ consist of: eligible liquid assets; other highly liquid debt securities and bonds; equities; and debt securities and asset-backed securities issued by subsidiaries and retained by Santander UK and loans which are eligible at central bank operations.

•	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any unencumbered collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘Wholesale funding of less than one year’ has a residual maturity of less than one year at the balance sheet date.

Santander UK plc	17

Quarterly Management Statement, 30 June 2014

Appendix 2 – income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in the Annual Report and Accounts for the year ended 31 December 2013. Results have been adjusted to reflect the adoption of IFRIC 21.

Summary consolidated income statement	H1’14 £m	H1’13 [1] £m
Net interest income	1,673	1,391
Non-interest income	519	570

Total operating income	2,192	1,961

Administrative expenses	(876)	(992)
Depreciation, amortisation and impairment	(347)	(121)

Operating expenses	(1,223)	(1,113)

Impairment losses on loans and advances	(172)	(235)
Provisions for other liabilities and charges	(252)	(152)

Total operating provisions and charges	(424)	(387)

Profit before tax from continuing operations	545	461
Taxation charge on continuing operations	(107)	(90)

Profit after tax from continuing operations	438	371
Discontinued operations	—	(12)

Profit after tax for the period	438	359

Summary consolidated balance sheet [1]	30.06.14 £bn	31.12.13 [1] £bn
Assets
Retail Banking	156.6	155.6
Commercial Banking	23.1	22.1
Corporate Centre	8.7	9.4

Customer assets	188.4	187.1
Other assets	81.8	83.2

Total assets	270.2	270.3

Liabilities
Retail Banking	126.9	123.2
Commercial Banking	14.6	12.6
Corporate Centre	9.2	10.6

Customer deposits	150.7	146.4
Medium term funding (‘MTF’)	57.0	57.7
Other liabilities and equity	62.4	66.2

Total liabilities and equity	270.2	270.3

1.	Results have been adjusted to reflect the adoption of IFRIC 21. See Appendix 1 definitions for details.

Santander UK plc	18

Quarterly Management Statement, 30 June 2014

Management Statement for Santander UK and Banco Santander, S.A.

The results of Banco Santander, S.A., for the six months ended 30 June 2014 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander, S.A.’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander, S.A. reporting basis, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander, S.A. London Branch. The Banco Santander, S.A. London Branch is not part of Santander UK but is included in the Banco Santander, S.A. results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander, S.A. (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander, S.A. is the largest bank in the euro zone by market capitalization. Founded in 1857, Banco Santander, S.A. had EUR 1.24 trillion in managed funds, 103 million customers, 13,927 branches – more than any other international bank – and 182,958 employees at the close of 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States of America. Banco Santander, S.A. registered EUR 4.37 billion in attributable profit in 2013, an increase of 90% from the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 30 June 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and through almost 1,000 branches and 52 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer

Santander UK and Banco Santander, S.A. both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander, S.A. caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 317 to 334 of the Santander UK plc 2013 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK plc	19